TEVA LAUNCHES SYNCARETM HOME ADMINISTRATION SUPPORT PROGRAM FOR PATIENTS ON
SYNRIBO® (OMACETAXINE MEPESUCCINATE) FOR INJECTION

Offers Patients, Caregivers and Healthcare Providers Support and Flexibility in Treatment Regimen

Frazer, PA, September 3, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced the launch of SYNCareTM, a comprehensive program designed to support patients taking SYNRIBO® (omacetaxine mepesuccinate) for injection, for subcutaneous use, at home. Through the SYNCare program, patients will receive: home delivery of prepared, prescribed doses; all supplies needed for home administration; educational resources and injection training support; and a 24/7 toll-free hotline number. SYNRIBO® was recently approved by the U.S. Food and Drug Administration (FDA) for home administration. Adults with chronic or accelerated phase chronic myeloid leukemia (CML) who are no longer responding to, or who could not tolerate, two or more tyrosine kinase inhibitors (TKIs) now have the option of administering SYNRIBO® therapy at home.

“The comprehensive level of support provided through SYNCare will help my patients administer SYNRIBO® in their homes,” said Meir Wetzler, MD, FACP, Chief of the Leukemia Section at Roswell Park Cancer Institute. “With supported home administration, patients living with CML are empowered with flexibility in their treatment regimen.”

For patients being treated with SYNRIBO®, home administration may reduce the number of required doctor’s office visits, while still allowing them to maintain close collaboration with their healthcare provider to manage their treatment regimen. Home administration of SYNRIBO® has the same dosing schedule as office administration — twice daily at approximately 12 hour intervals for 14 consecutive days of a 28-day cycle for treatment induction, and twice daily at approximately 12 hour intervals for seven consecutive days of a 28-day cycle during maintenance. Regardless of whether SYNRIBO® is administered in a healthcare facility or in a patient’s home, SYNRIBO® should still be prepared in a healthcare facility and must be reconstituted by a healthcare professional.

“SYNCare is an important program for patients who are undergoing treatment with SYNRIBO® because it provides them with a comprehensive resource to guide the home administration process,” said Paul Rittman, Vice President and General Manager, Teva Oncology. “The launch of SYNCare is an excellent reflection of Teva’s mission to develop and deliver solutions that advance care and improve the lives of people affected by cancer.”

Through SYNCare, Teva has entered into an exclusive agreement with Diplomat Pharmacy to distribute SYNRIBO® to patients at home. Diplomat Pharmacy will facilitate custom preparation, by a healthcare professional, of each dose and delivery of SYNRIBO® directly to the patient’s door.

Patients who have questions about the support program and home administration of SYNRIBO® can call a 24/7 toll-free support hotline (1-844-SYNCare) that is staffed by trained personnel familiar with SYNRIBO® and the self-injection process. Patients with questions or concerns about their health, disease and treatment plan should contact their physician.

Indication

SYNRIBO® (omacetaxine mepesuccinate) for Injection, for subcutaneous use, is a prescription medicine used to treat adults with chronic or accelerated phase chronic myeloid leukemia (CML) who are no longer responding to and/or who could not tolerate, two or more tyrosine kinase inhibitors (TKI).

Important Safety Information

Warnings and Precautions
Low Blood Counts: SYNRIBO® is associated with low blood counts (myelosuppression) that can lead to tiredness, bleeding, or increased risk of infection. Your doctor will regularly check (weekly or every 2 weeks) your blood counts throughout treatment. Low blood counts were usually managed in clinical studies by delaying the next cycle and/or reducing days of treatment. Complications from low blood counts can be severe and/or fatal. Call your doctor immediately if you experience fever, aches, chills, nausea, vomiting, significant tiredness, shortness of breath, or bleeding.

Bleeding: Serious bleeding can occur. Low platelet counts (thrombocytopenia) can lead to bleeding in the brain or severe stomach bleeding, which can sometimes be fatal. Your doctor will regularly check (weekly or every 2 weeks) your blood counts, including platelets, throughout treatment. Call your doctor immediately if you see signs of internal bleeding (unusual bleeding, easy bruising, or blood in urine or stool; confusion, slurred speech, or altered vision).

High Blood Sugar Levels: SYNRIBO® can cause high blood sugar levels (hyperglycemia). If you have diabetes or are at risk for diabetes, your doctor will check your blood sugar levels often during treatment.

Harm to an Unborn Baby: Fetal harm can occur in pregnant women. If you are pregnant or plan to become pregnant, please speak with your doctor before starting treatment.

Related Side Effects

Serious side effects (occurring in 5% or more of studied patients) in chronic and accelerated phase CML:

•	Inability to produce certain types of blood cells (bone marrow failure)

•	Low platelet count (thrombocytopenia)

•	Low white blood cell count with a fever (febrile neutropenia)

•	Low red blood cell count (anemia) which can leave you easily tired*

•	Diarrhea*

•	Infections

*Affected 5% or more of accelerated phase patients; affected less than 5% of chronic phase patients.

The most common side effects (occurring in 20% or more of studied patients) in chronic and accelerated phase CML:

•	Decreased blood counts (thrombocytopenia, anemia, neutropenia, or lymphopenia)

•	Diarrhea

•	Nausea

•	Tiredness

•	Weakness

•	Redness, swelling, or pain at injection site

•	Fever

•	Infections

You are encouraged to report side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch, call 1-800-FDA-1088, or fax to 1-800-FDA-0178.

For more information about SYNRIBO®, ask your doctor or call 1-800-896-5855.

About CML
Chronic myeloid leukemia (also called chronic myelogenous leukemia), a cancer of the blood and bone marrow, is one of four main types of leukemia. In CML, part of the DNA from one chromosome (chromosome 9) breaks off and trades places with another chromosome (chromosome 22) called a “translocation.” This forms the Philadelphia chromosome, an abnormal chromosome 22 that contains the BCR-ABL hybrid gene. This hybrid gene leads to over-production of the enzyme tyrosine kinase in the bone marrow, which causes too many stem cells to develop into white blood cells (granulocytes or blasts). The American Cancer Society estimates that in 2014, there will be 5,980 new cases of CML diagnosed in the United States and 810 deaths from the disease. The prevalence of patients living with CML has increased significantly since 2001 with the development of new therapies.

About SYNRIBO®
SYNRIBO®, which was originally granted an accelerated approval by the FDA in October 2012, is the first protein synthesis inhibitor for CML. In February of 2014 the FDA granted SYNRIBO® a full approval based on the submission of a 24- month update to the safety and efficacy data. While a detailed understanding of how SYNRIBO® works has not been fully defined, it has been shown in laboratory studies not including patients to prevent the production of specific proteins. The proteins affected by SYNRIBO® are known as Bcr-Abl and Mcl-1. These are examples of some of the proteins that are produced in higher levels by cancerous CML cells and help drive the disease. As a protein synthesis inhibitor, the way SYNRIBO® is believed to work does not directly depend on Bcr-Abl binding.

For Full Prescribing Information, click here http://www.synribo.com/pdf/synribo—pi.pdf.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory, oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

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